P.E. 2/1/02

02017031

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2002 WASH. D.C. 365

**SECURITIES AND EXCHANGE COMMISSION**
**Washington, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934**

For the month of February, 2002

ICOS VISION SYSTEMS CORPORATION N.V.
(Translation of Registrant's Name Into English)

Researchpark Haasrode, Zone 1
Esperantolaan 9, 3001 Heverlee, Belgium
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X    Form 40-F ______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____    No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

PROCESSED
MAR 04 2002
THOMSON FINANCIAL P

WKM

| | |
|---|---|
| Exhibit 1 | Press Release Announcing Fourth Quarter and Year 2001 Results. |
| Exhibit 2 | Press Release Announcing Appointment of Chief Operating Officer. |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICOS VISION SYSTEMS CORPORATION N.V.
(Registrant)

Date: February 22, 2002

By:____________________
Name: Jos Verjans
Title: President

#1088095 v\1 - chuangro - n01j01!.doc - 19248/1

**EXHIBIT 1**

ICOS

**Contact**:

Dominique Vercammen, Finance Manager
ICOS Vision Systems Corporation N.V.
Tel: 32 16 398 220

Jody Burfening
Lippert/Heilshorn &
Associates, Inc
212-838-3777 (ext. 6608)
jody@lhai.com

## ICOS VISION SYSTEMS ANNOUNCES FOURTH QUARTER AND YEAR 2001 RESULTS

**Heverlee, Belgium – February 22, 2002** - ICOS Vision Systems Corporation N.V. (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, today announced results for the fourth quarter and year ended December 31, 2001.

Revenues for the three months ended December 31, 2001 were $3.3 million, an increase of approximately 69% compared to third quarter revenues of $1.9 million and a decrease of approximately 87% compared to fourth quarter 2000 revenues of $24.6 million. The loss from operations for the fourth quarter of 2001 was $1.7 million, an improvement over the $5.7 million operating loss reported for the third quarter and down from the fourth quarter 2000 operating income of $8.75 million. The net loss for the fourth quarter of 2001 was $1.1 million, or $0.10 per share, compared to a net income of $4.9 million, or $0.46 per share, for the same quarter last year.

For fiscal 2001, revenues were $23.9 million versus $97.6 million in 2000. ICOS reported an operating loss of $12.0 million and a net loss of $7.7 million, or $0.73 per share, in 2001. This compares to operating income of $31.1 million and net income of $20.6 million, or $1.96 per share, in 2000. The fiscal year 2001 operating loss includes one-time charges related to inventory corrections and restructuring plans in the amount of $5.8 million.

For the full year 2001, board level products accounted for approximately 15% of revenues, while system level products and inspection machines accounted for 34% and 51% of revenues, respectively. On a geographic basis, Europe represented 37% of revenues, Singapore 13%, Southeast Asia 21%, Japan 21% and the United States 8%.

"ICOS' performance for the fourth quarter was in line with our expectations with revenues up sequentially, as some customers who had previously held off shipments, began to accept delivery again," said Jos Verjans, ICOS' President and Chief Executive Officer. "In addition, we implemented a second cost reduction plan during the fourth quarter to match the company's cost structure to today's revenue levels. We believe we now have our annual revenue breakeven at about $30 million."

"Overall, fiscal 2001 was an extremely challenging year, marked by a severe downturn in capital spending in the semiconductor and electronics industries. Although we reduced fixed costs and curtailed discretionary spending, we continued to invest in R&D and introduced new products, notably a Flex Tape Inspection Machine and a One Camera 3D Inspection Module. As a result, ICOS has maintained its fundamental strengths in developing innovative products and in delivering superior customer service."

Verjans concluded, "Although spending patterns remain difficult to predict, we are seeing a modest pick up in activity levels, which suggests that our order intake has moved past the bottom of the cycle. Because of this pick up, in addition to current order intake, we are expecting a slight sequential increase in revenue in the first quarter and a gradual improvement in the business over the course of 2002. On the cost side, we now have a leaner cost structure that enables us to maintain the pace of new product development programs and to strengthen ICOS' competitive position. We also intend to stay flexible and responsive to our customers' changing requirements and to trends in the semiconductor industry. ICOS has weathered past down cycles and has prospered in past up-cycles; we expect to realize healthy growth when spending resumes."

ICOS is a leading worldwide developer and supplier of machine vision and inspection solutions primarily for use in the back-end semiconductor manufacturing and electronic assembly industries. The Company's two- and three-dimensional inspection products are used worldwide to inspect integrated circuits at various stages of their manufacturing process and to align electronic components and printed circuit boards. The Company has three product lines: board-level products to be integrated in diebonding equipment and in pick-and-place machines, system-level products to be integrated in testhandlers, molding equipment, trim-and-form equipment, marking systems and tape-and-reel equipment as well as for applications in other sectors such as the automotive sector and finally stand-alone inspection machines. ICOS' headquarters are located in Heverlee, Belgium and it has sales and support offices in Japan, in the USA, Singapore, Hong Kong, Korea and Taiwan. The German subsidiary is, besides its sales and support function, also active as an R&D center.

Certain matters discussed in this press release, such as market conditions and the Company's expected financial performance in the first quarter of 2002 and the balance of 2002, and any other statements about ICOS' plans, objectives, expectations and intentions, are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company's competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company's dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company's SEC filings.

**-tables to follow-**

**ICOS Vision Systems Corporation N.V.**
**Consolidated Statements of Operations according to US GAAP**
**(in thousands of U.S. dollars, except for share and per share data)**

| | Three Months Ended December 31 | | Twelve Months Ended December 31 | |
|---|---|---|---|---|
| | **2001** | **2000** | **2001** (audited) | **2000** (audited) |
| Revenues | 3,286 | 24,638 | 23,896 | 97,574 |
| Cost of goods sold | 1,458 | 9,845 | 10,289 | 40,613 |
| One-time inventory charge | - | - | 5,299 | - |
| Gross profit | 1,828 | 14,793 | 8,308 | 56,961 |
| Operating expenses: | | | | |
| Research & development | 1,409 | 2,092 | 7,089 | 7,564 |
| Selling, general & administrative | 2,033 | 3,897 | 12,482 | 18,053 |
| Amortization of Goodwill | 57 | 55 | 229 | 236 |
| One-time restructuring charge | - | - | 537 | - |
| Total operating expenses | 3,499 | 6,044 | 20,337 | 25,853 |
| Income (loss) from operations | (1,671) | 8,749 | (12,029) | 31,108 |
| Other income (expense): | | | | |
| Interest income | 157 | 152 | 739 | 353 |
| Other income | 16 | 6 | 76 | 58 |
| Foreign currency exchange gain (loss) | 14 | (1,579) | 667 | 871 |
| Net income (loss) before Taxes | (1,484) | 7,328 | (10,547) | 32,390 |
| Income taxes | (388) | 2,442 | (2,876) | 11,780 |
| Net income (loss) | (1,096) | 4,886 | (7,671) | 20,610 |
| Basic and diluted earnings per share | (0.10) | 0.46 | (0.73) | 1.96 |
| Weighted average number of shares | 10,507,810 | 10,507,810 | 10,507,810 | 10,507,810 |

**ICOS Vision Systems Corporation N.V.**
**CONSOLIDATED BALANCE SHEETS according to US GAAP**
**(in thousands of U.S. dollars)**

| | December 31, 2001 (audited) | December 31, 2000 (audited) |
|---|---|---|
| **ASSETS** | | |
| Current Assets | | |
| Cash and cash equivalents | 18,411 | 20,844 |
| Trade accounts receivable | 3,142 | 27,115 |
| Inventories | 15,151 | 16,485 |
| Other current assets | 4,055 | 4,270 |
| Total current assets | 40,759 | 68,714 |
| Net property and equipment | 7,403 | 5,169 |
| Other assets | 4,772 | 2,359 |
| Total Assets | 52,934 | 76,242 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current Liabilities | | |
| Trade accounts payable | 1,868 | 9,916 |
| Short term borrowings & current portion long term debt | 109 | 226 |
| Other current liabilities | 4,309 | 8,453 |
| Total current liabilities | 6,286 | 18,595 |
| Long term debt, excluding current portion | 349 | 502 |
| Other long-term liabilities | 257 | 1,675 |
| Total liabilities | 6,892 | 20,772 |
| **STOCKHOLDERS' EQUITY** | | |
| Common stock | 3,830 | 3,830 |
| Additional paid-in-capital | 23,992 | 23,323 |
| Retained earnings | 28,093 | 35,764 |
| Accumulated other comprehensive income | (9,873) | (7,447) |
| Total shareholders' equity | 46,042 | 55,470 |
| Total liabilities and stockholders' equity | 52,934 | 76,242 |

**EXHIBIT 2**

# ICOS

**Contact**:

Investor Relations
ICOS Vision Systems Corporation N.V.
Tel: 32 16 398 220
Investor.relations@icos.be

Jody Burfening
Lippert/Heilshorn &
Associates, Inc
212-838-3777 (ext. 6608)
jburfening@lhai.com

## ICOS VISION SYSTEMS APPOINTS ANTON DEPROFT AS CHIEF OPERATING OFFICER

**Heverlee, Belgium – January 8, 2002** - ICOS Vision Systems Corporation N.V. (Nasdaq and Nasdaq Europe: IVIS), a world leader in vision solutions, has appointed Anton DeProft as Chief Operating Officer, effective January 7, 2002. Anton DeProft will work closely with Jos Verjans, President, Chief Executive Officer and Chairman until March 31, 2002, at which time Mr. Verjans will retire and Mr. DeProft will take over the role of President and Chief Executive Officer. Mr. Verjans will remain in an active advisory role until the end of June, after which he will continue to serve as Chairman of the Board.

Anton DeProft is rejoining ICOS where he was employed between 1986 and 2000. He held the position of Vice-President Marketing and Sales and was responsible for the company's international expansion between 1989 and 2000. From 1986 until 1989, Mr. DeProft served as Application Manager at ICOS, Inc., the group's US sales and support subsidiary. During 2000 and 2001, Mr. DeProft owned and managed a consultancy and investment business, which served high tech companies in Belgium. He received a masters degree in Electronic Engineering and a postgraduate degree in medical engineering from the Leuven University in 1982.

Jos Verjans, President and Chief Executive Officer said, "We are very pleased to welcome Anton back to ICOS. Anton is a seasoned veteran with 14 years of experience at ICOS and with a thorough understanding of the semiconductor back-end market. He is one of the architects of ICOS' business model and contributed to our growth and success. I am completely confident that he has the necessary experience, knowledge and drive to guide the company successfully. With his intimate knowledge of the company, we expect that his transition to the position of CEO will go smoothly."

Mr. Verjans continued, "After almost 18 years at ICOS, I decided to retire and work at a slower pace than required for the CEO of a high tech company in a cyclical business. As Chairman, I will remain involved in setting the company's strategy and continue lending my experience and counsel."

Anton DeProft added, "I am pleased and excited to rejoin ICOS. I consider ICOS to be a very strong company with a competitive product line, an excellent reputation in the market, an extremely capable team and a strong balance sheet. Jos has done a wonderful job of building the business from inception, through the initial public offering and beyond. We look forward to his ongoing contribution to the company in his role as Chairman of the Board."

Mr. Verjans concluded, "Currently, ICOS is going through a difficult period, due to the protracted nature of the semiconductor business downturn and the growing global economic weakness. However, we have completed the restructuring that was necessary to align our cost structure to the overall business conditions. We did this without compromising our ability to improve our products and we continue to add new products to our portfolio without diminishing the level of service and support to our customers. We are confident that we have laid the foundation for a company that will be in a better competitive position, when the business ramps up again. We firmly believe that ICOS is well positioned to realize its long term growth ambitions."

ICOS is a leading worldwide developer and supplier of machine vision and inspection solutions primarily for use in the back-end semiconductor manufacturing and electronic assembly industries. The Company's two- and three-dimensional inspection products are used worldwide to inspect integrated circuits at various stages of their manufacturing process and to align electronic components and printed circuit boards. The Company has three product lines: board-level products to be integrated in diebonding equipment and in pick-and-place machines; system-level products to be integrated in testhandlers, molding equipment, trim-and-form equipment, marking systems and tape-and-reel equipment; and stand-alone component, wafer and tape inspection systems. ICOS' headquarters are located in Heverlee, Belgium and it has sales and support offices in Japan, in the USA, Singapore, Hong Kong, Korea and Taiwan. The German subsidiary is, besides having its sales and support function, also active as an R&D center.

Certain matters discussed in this press release are forward-looking statements. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected or anticipated. These risks and uncertainties include, without limitation, risks relating to intellectual property, risks relating to technological change, the introduction of new products by the Company's competitors, and the inherent uncertainty of law suits alleging patent infringement that have been filed against the Company, as well as risks relating to the Company's dependence on the cyclical semiconductor and electronic assembly industries, risks relating to the conduct of the business worldwide and other risks referred to in our most recent annual report on form 20-F and other filings with the Securities and Exchange Commission. The Company cautions readers not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. Further discussion of risk factors is also available in the Company's SEC filings.